UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

19 Le Parvis

92073 Paris-La Défense, France

Telephone : +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Exhibits 1.1, 5.1, 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487 and 333-187611) and Form F-3 (File No. 333-182854).

EXPLANATORY NOTE

On November 21, 2013, Sequans Communications S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Needham & Company, LLC (the “Representative”), as representative of the several underwriters listed in Schedule I to the Underwriting Agreement (the “Underwriters”), relating to an underwritten public offering of 12,500,000 American Depositary Shares (the “ADSs”), each representing one ordinary share, nominal value €0.02 per share, of the Company. The offering price to the public is $1.80 per ADS, and the Underwriters have agreed to purchase the ADSs pursuant to the Underwriting Agreement at a price of $1.6875 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,875,000 ADSs.

The net proceeds to the Company are expected to be approximately $20.4 million, after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes.

The ADSs will be issued pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-182854), which was previously filed with the Securities and Exchange Commission (the “SEC”) on July 26, 2012 and declared effective by the SEC on August 21, 2012, and a prospectus supplement filed with the SEC on November 21, 2013 and accompanying base prospectus dated August 21, 2012. The closing of the offering is expected to take place on November 26, 2013, subject to the satisfaction of customary closing conditions.

The Underwriting Agreement contains customary representations, warranties, and agreements by the Company, and customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties, and termination provisions.

Pursuant to the Underwriting Agreement, the Company agreed, subject to certain exceptions, not to offer, issue or sell any ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ADSs or ordinary shares for a period of ninety (90) days following the offering without the prior written consent of the Underwriters.

The Underwriting Agreement has been attached hereto as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the contracting parties.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the legal opinion and consent of Orrick Rambaud Martel relating to the ordinary shares represented by the ADSs is attached hereto as Exhibit 5.1. The Company issued press releases on November 20, 2013 and November 21, 2013 announcing the launch and pricing of the public offering. These press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: November 25, 2013	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

1.1	Underwriting Agreement dated November 21, 2013

5.1	Opinion of Orrick Rambaud Martel

99.1	Press release dated November 20, 2013

99.2	Press release dated November 21, 2013